Egan-Jones Ratings Company

2020 Form NRSRO Annual Certification

Exhibit 1 Credit Ratings Performance Statistics

Attached please find the Rating Transition and Default Rates listed as follows:

- Financial Institutions, Brokers, or Dealers - 1-year, 3-year and 10-year Transition and Default Rates
- Insurance Companies - 1-year, 3-year and 10-year Transition and Default Rates
- Corporate Issuers - 1-year, 3-year and 10-year Transition and Default Rates

Financial Institutions, Brokers, or Dealers - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2018 through December 31, 2019)

Credit Ratings as of 12/31/2018		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes during 12/31/2018-12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	1	100.0%																							
AA+	1		100.0%																						
AA	4			25.0%	25.0%						25.0%														25.0%
AA-	12				66.6%	16.7%	16.7%																		
A+	51				2.0%	76.4%	13.7%	2.0%																	5.9%
A	103					2.9%	86.4%	3.9%																1.0%	5.8%
A-	131						1.5%	87.0%	3.1%																8.4%
BBB+	60							8.3%	78.4%	5.0%															8.3%
BBB	27								22.2%	74.1%	3.7%														
BBB-	18									5.6%	72.1%	5.6%													16.7%
BB+	3									33.4%		33.3%													33.3%
BB	2									50.0%			50.0%												
BB-	0																								
B+	2													50.0%											50.0%
B	0																								
B-	1																								100.0%
CCC+	0																								
CCC	1																		100.0%						
CCC-	0																								
CC	0																								
C	0																								
Total	417																								

Financial Institutions, Brokers, or Dealers - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2016 through December 31, 2019)

Credit Ratings as of 12/31/2016		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes during 12/31/2016-12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	0																								
AA+	0																								
AA	0																								
AA-	9				44.5%	33.3%	11.1%																		11.1%
A+	42				7.1%	57.2%	19.0%		2.4%																14.3%
A	97					10.3%	66.1%	11.3%	1.0%																11.3%
A-	122						9.8%	70.5%	3.3%																16.4%
BBB+	64							20.3%	59.4%	4.7%															15.6%
BBB	28							7.1%	28.6%	35.8%	7.1%														21.4%
BBB-	13								15.4%	7.7%	46.1%	7.7%													23.1%
BB+	8								12.5%	37.5%		12.5%													37.5%
BB	4												25.0%												75.0%
BB-	2									50.0%															50.0%
B+	4								25.0%					25.0%	25.0%										25.0%
B	2																								100.0%
B-	2																								100.0%
CCC+	1																								100.0%
CCC	1																		100.0%						
CCC-	0																								
CC	0																								
C	0																								
Total	399																								

Financial Institutions, Brokers, or Dealers - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2009 through December 31, 2019)

Credit Ratings as of 12/31/2009		Credit Ratings as of 12/31/2019 (Percent)																				Other Outcomes during 12/31/2009-12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	0																								
AA+	0																								
AA	1							100.0%																	
AA-	3				33.4%	33.3%	33.3%																		
A+	6				33.3%	33.3%	16.7%	16.7%																	
A	5						20.0%	60.0%																	20.0%
A-	10					20.0%	40.0%		10.0%	10.0%	10.0%														10.0%
BBB+	7					14.3%	28.6%	42.8%																	14.3%
BBB	6						33.2%	16.7%		16.7%	16.7%														16.7%
BBB-	8						12.5%		25.0%																62.5%
BB+	5						20.0%	20.0%	20.0%																40.0%
BB	2						50.0%	50.0%																	
BB-	1																								100.0%
B+	4							25.0%																	75.0%
B	2										50.0%														50.0%
B-	3																								100.0%
CCC+	0																								
CCC	2																						50.0%		50.0%
CCC-	0																								
CC	0																								
C	0																								
Total	65																								

Financial Institutions, Brokers, or Dealers - 1-Year Transition and Default Rates (Short-Term Credit Ratings)
(December 31, 2018 through December 31, 2019)

Credit Ratings as of 12/31/2018		Credit Ratings as of 12/31/2019 (Percent)						Other Outcomes during 12/31/2018-12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	115	72.2%	19.1%						0.9%	7.8%
A1	282	4.6%	88.0%	0.7%						6.7%
A2	12		25.0%	33.3%	25.0%					16.7%
A3	1		100.0%							
B	3					33.3%				66.7%
C	2						100.0%			
Total	415									

Financial Institutions, Brokers, or Dealers - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2016 through December 31, 2019)

Credit Ratings as of 12/31/2016		Credit Ratings as of 12/31/2019 (Percent)						Other Outcomes during 12/31/2016-12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	92	53.3%	33.7%							13.0%
A1	257	6.2%	77.0%	1.6%	0.4%					14.8%
A2	13		53.8%	7.7%						38.5%
A3	8		25.0%	12.5%	25.0%					37.5%
B	5					40.0%				60.0%
C	5						20.0%			80.0%
Total	380									

Financial Institutions, Brokers, or Dealers - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

Egan-Jones has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Insurance Companies - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2018 through December 31, 2019)

Credit Ratings as of 12/31/2018		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes during 12/31/2018-12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	0																								
AA+	0																								
AA	0																								
AA-	2				50.0%	50.0%																			
A+	5					80.0%	20.0%																		
A	16						81.2%	12.5%																	6.3%
A-	9						11.1%	66.7%	11.1%																11.1%
BBB+	16							6.3%	56.1%	18.8%															18.8%
BBB	14								14.3%	50.1%	7.1%								7.1%						21.4%
BBB-	7									14.3%	71.4%														14.3%
BB+	4									25.0%		75.0%													
BB	1													100.0%											
BB-	1													100.0%											
B+	1															100.0%									
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	76																								

Insurance Companies - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2016 through December 31, 2019)

Credit Ratings as of 12/31/2016		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes during 12/31/2016-12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	0																								
AA+	0																								
AA	0																								
AA-	3				33.4%	33.3%	33.3%																		
A+	7					57.1%	14.3%	14.3%	14.3%																
A	14						57.2%	14.3%	7.1%																21.4%
A-	11						18.2%	36.3%	18.2%																27.3%
BBB+	12							8.3%	25.0%	33.4%	25.0%														8.3%
BBB	13								15.4%	38.4%	7.7%														38.5%
BBB-	6								16.7%	16.7%	16.7%														49.9%
BB+	6							16.7%		16.7%		49.9%													16.7%
BB	1															100.0%									
BB-	1													100.0%											
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	74																								

Insurance Companies - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2009 through December 31, 2019)

Credit Ratings as of 12/31/2009		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes during 12/31/2009-12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	0																								
AA+	0																								
AA	0																								
AA-	0																								
A+	2						50.0%				50.0%														
A	5				20.0%	20.0%				20.0%															40.0%
A-	5						60.0%		20.0%																20.0%
BBB+	5						20.0%		20.0%	20.0%															40.0%
BBB	6						16.7%	33.3%			33.3%														16.7%
BBB-	6								33.3%	16.7%	16.7%														33.3%
BB+	4								50.0%	25.0%	25.0%														
BB	2							50.0%																	50.0%
BB-	1																								100.0%
B+	1							100.0%																	
B	1													100.0%											
B-	1											100.0%													
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	1																								100.0%
C	4							25.0%								25.0%									50.0%
Total	44																								

Insurance Companies - 1-Year Transition and Default Rates (Short-Term Credit Ratings)
(December 31, 2018 through December 31, 2019)

Credit Ratings as of 12/31/2018		Credit Ratings as of 12/31/2019 (Percent)						Other Outcomes during 12/31/2018-12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	17	76.4%	11.8%							11.8%
A1	46	4.3%	71.8%	6.5%			2.2%			15.2%
A2	8		25.0%	62.5%	12.5%					
A3	4			25.0%	50.0%	25.0%				
B	1					100.0%				
C	0									
Total	76									

Insurance Companies - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2016 through December 31, 2019)

Credit Ratings as of 12/31/2016		Credit Ratings as of 12/31/2019 (Percent)						Other Outcomes during 12/31/2016-12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	20	65.0%	25.0%							10.0%
A1	33	3.0%	69.7%	9.1%						18.2%
A2	10		40.0%	30.0%		10.0%				20.0%
A3	3			33.3%	66.7%					
B	1					100.0%				
C	0									
Total	67									

Insurance Companies - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

Egan-Jones has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Corporate Issuers - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2018 through December 31, 2019)

Credit Ratings as of 12/31/2018		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes during 12/31/2018-12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	2	100.0%																							
AA+	22		54.6%	31.8%	4.5%																				9.1%
AA	56			73.2%	5.4%	8.9%	3.6%																		8.9%
AA-	81				64.2%	21.0%	6.2%	1.2%	1.2%																6.2%
A+	106				0.9%	64.2%	18.9%	6.6%	0.9%																8.5%
A	164					2.4%	72.1%	14.0%	2.4%	0.6%	0.6%													0.6%	7.3%
A-	176						4.0%	63.0%	13.6%	7.4%	4.0%														8.0%
BBB+	225							2.2%	63.1%	17.3%	5.8%	1.8%	0.9%												8.9%
BBB	227							1.8%	7.0%	57.7%	15.0%	4.0%	0.9%	2.2%				0.4%						0.4%	10.6%
BBB-	179								0.6%	8.4%	55.7%	14.0%	4.5%	2.8%									0.6%		13.4%
BB+	143									2.8%	4.2%	58.7%	16.1%	3.5%	2.8%	1.4%								0.7%	9.8%
BB	178						0.6%			0.6%	2.8%	5.1%	48.7%	16.3%	5.6%	1.1%	0.6%	0.6%			0.6%			1.1%	16.3%
BB-	197												3.6%	52.9%	22.8%	3.0%	2.0%	1.0%	0.5%					0.5%	13.7%
B+	148													5.4%	53.3%	13.5%	5.4%	2.0%	1.4%	1.4%	0.7%			0.7%	16.2%
B	80											1.3%		2.5%	8.8%	53.5%	8.8%	5.0%		1.3%			1.3%		17.5%
B-	45													4.4%		11.1%	51.2%	13.3%	6.7%		4.4%				8.9%
CCC+	21															4.8%	9.5%	52.3%	14.3%		4.8%		4.8%		9.5%
CCC	17																	11.8%	58.7%	5.9%	11.8%		5.9%		5.9%
CCC-	3																			100.0%					
CC	7																		14.3%	14.3%	42.8%				28.6%
C	1																						100.0%		
Total	2078																								

Corporate Issuers - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2016 through December 31, 2019)

Credit Ratings as of 12/31/2016		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes during 12/31/2016-12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	0																								
AA+	15	6.7%	40.0%	46.6%	6.7%																				
AA	41			51.2%	12.2%	12.2%	12.2%																		12.2%
AA-	67			4.5%	37.3%	28.4%	10.4%	4.5%		1.5%														1.5%	11.9%
A+	113				9.7%	37.0%	20.4%	9.7%	0.9%	1.8%	2.7%	0.9%	1.8%			0.9%									14.2%
A	156			0.6%	2.6%	6.4%	37.9%	18.6%	8.3%	4.5%	3.2%		0.6%												17.3%
A-	140					0.7%	11.4%	38.7%	16.4%	15.0%	4.3%	1.4%	1.4%				0.7%	0.7%							9.3%
BBB+	192					1.0%	1.6%	10.9%	38.1%	16.1%	5.7%	3.1%	1.6%	2.1%									0.5%		19.3%
BBB	193						2.6%	3.6%	15.5%	29.7%	17.1%	6.7%	1.6%	2.1%	0.5%	1.0%	0.5%	0.5%	0.5%						18.1%
BBB-	181						1.1%	2.2%	6.6%	19.9%	27.7%	10.5%	5.5%	5.5%	2.2%		0.6%								18.2%
BB+	142						0.7%	0.7%	4.2%	7.0%	9.9%	19.7%	11.3%	5.6%	2.8%	0.7%	1.4%	1.4%						2.8%	31.8%
BB	157						0.6%		2.5%	3.8%	7.6%	7.0%	15.3%	16.6%	3.8%	2.5%	2.5%	0.6%	0.6%				0.6%	1.9%	34.1%
BB-	155						0.6%	0.6%	1.9%	5.8%	1.9%	6.5%	5.8%	18.1%	14.8%	2.6%	1.3%	0.6%	1.9%		0.6%			3.2%	33.8%
B+	106						0.9%		0.9%	3.8%	5.7%	2.8%	2.8%	4.7%	16.0%	11.3%	2.8%	0.9%	1.9%		0.9%			2.8%	41.8%
B	82						1.2%			1.2%	2.4%	1.2%	3.7%	3.7%	9.8%	23.2%	8.5%	12.2%	3.7%		1.2%		1.2%	2.4%	24.4%
B-	61								1.6%	1.6%	1.6%	1.6%	3.3%	9.8%	13.1%	11.5%	18.0%	6.6%	3.3%	1.6%	1.6%		1.6%		23.2%
CCC+	20											10.0%	5.0%	15.0%	10.0%	5.0%	10.0%	10.0%	5.0%	5.0%	5.0%		5.0%		15.0%
CCC	25												4.0%	4.0%	12.0%	12.0%	8.0%	8.0%	24.0%	4.0%	4.0%		4.0%	4.0%	12.0%
CCC-	4																			25.0%	25.0%		25.0%		25.0%
CC	7										14.3%			14.3%		28.5%				14.3%	14.3%		14.3%		
C	8														12.5%	12.5%		12.5%					37.5%		25.0%
Total	1865																								

Corporate Issuers - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2009 through December 31, 2019)

Credit Ratings as of 12/31/2009		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes during 12/31/2009-12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	1			100.0%																					
AA+	2			50.0%						50.0%															
AA	6			66.7%		33.3%																			
AA-	12			8.3%	16.7%	8.3%	33.4%	25.0%																	8.3%
A+	28				10.7%	10.7%	17.9%	14.3%	7.1%	3.6%							3.6%								32.1%
A	39			2.6%		10.3%	7.7%	10.3%	17.6%	12.8%	10.3%	2.6%	2.6%	2.6%		2.6%	2.6%								15.4%
A-	82			1.2%	1.2%	6.1%	11.0%	18.3%	7.3%	18.3%	4.9%	4.9%	1.2%	1.2%	1.2%	1.2%					1.2%		1.2%		19.6%
BBB+	73					2.7%	4.1%	11.0%	13.7%	13.7%	8.2%	1.4%	5.5%	1.4%	1.4%	1.4%	2.7%								32.8%
BBB	102					2.9%	6.9%	9.8%	21.6%	9.8%	3.9%	5.9%	1.0%	3.9%	2.0%	2.0%			1.0%		1.0%				28.3%
BBB-	81				1.2%	1.2%	6.2%	8.6%	12.3%	8.6%	11.1%		4.9%	2.5%	2.5%	2.5%	1.2%						1.2%		36.0%
BB+	67						3.0%	3.0%	9.0%	13.4%	11.9%	10.4%	3.0%	9.0%		3.0%			3.0%				6.0%		25.3%
BB	68						2.9%	7.4%	13.2%	7.4%	7.4%	1.5%	10.3%	10.3%	2.9%			1.5%							35.2%
BB-	56						1.8%	7.1%	5.4%	7.1%	5.4%	1.8%	1.8%	5.4%	3.6%	1.8%	1.8%	1.8%	1.8%		1.8%		7.1%		44.5%
B+	41								2.4%	12.2%	7.3%	2.4%		9.8%	7.3%	7.3%		2.4%	2.4%	2.4%			4.9%		39.2%
B	50						2.0%	2.0%	2.0%	4.0%		6.0%	8.0%	6.0%	4.0%	6.0%	8.0%	6.0%					2.0%		44.0%
B-	30							3.3%		13.3%		6.7%	6.7%	3.3%	6.7%	6.7%							10.0%		43.3%
CCC+	7										28.5%			14.3%	14.3%				14.3%				14.3%		14.3%
CCC	27						3.7%		3.7%	3.7%	7.4%	3.7%	7.4%	7.4%	3.7%			3.7%					3.7%		51.9%
CCC-	0																								
CC	19							5.3%	5.3%			5.3%			10.5%			5.3%					5.3%		63.0%
C	13							7.7%		7.7%	15.4%			23.1%					7.7%	7.7%					30.7%
Total	804																								

Corporate Issuers - 1-Year Transition and Default Rates (Short-Term Credit Ratings)
(December 31, 2018 through December 31, 2019)

Credit Ratings as of 12/31/2018		Credit Ratings as of 12/31/2019 (Percent)						Other Outcomes during 12/31/2018-12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	421	81.7%	10.5%						0.2%	7.6%
A1	781	1.0%	78.3%	8.8%	1.7%		0.1%	0.1%	0.1%	9.9%
A2	318	0.3%	6.0%	57.3%	19.2%	2.8%	0.3%	0.3%	0.9%	12.9%
A3	351			6.3%	59.2%	16.8%	4.3%		0.3%	13.1%
B	162			0.6%	15.4%	48.8%	16.7%	0.6%	0.6%	17.3%
C	61					9.8%	70.5%	8.2%		11.5%
Total	2094									

Corporate Issuers - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2016 through December 31, 2019)

Credit Ratings as of 12/31/2016		Credit Ratings as of 12/31/2019 (Percent)						Other Outcomes during 12/31/2016-12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	359	64.8%	24.0%	1.4%		0.3%				9.5%
A1	661	5.3%	63.3%	11.2%	3.9%	0.8%	0.8%	0.2%		14.5%
A2	238	0.8%	21.8%	32.0%	14.3%	3.8%	2.5%		0.4%	24.4%
A3	234	0.4%	12.4%	12.8%	23.1%	10.3%	3.4%	0.9%	2.6%	34.1%
B	178		4.5%	3.9%	19.1%	20.2%	15.2%	1.7%	2.8%	32.6%
C	65			4.6%	16.9%	16.9%	32.4%	7.7%		21.5%
Total	1735									

Corporate Issuers - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

Egan-Jones has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

The rating definitions and the definition of default are presented below. They are also publicly available at the following web address: https://www.egan-jones.com/public/credit_ratings.aspx

Long-Term Credit Rating Definitions

AAA
Egan-Jones expects AAA ratings to have the highest level of creditworthiness with the lowest sensitivity to evolving credit conditions.
AA
Egan-Jones expects AA ratings to have a higher level of creditworthiness with very low sensitivity to evolving credit conditions.
A
Egan-Jones expects A ratings to have the high level of creditworthiness with low sensitivity to evolving credit conditions.
BBB
Egan-Jones expects BBB ratings to have the moderate level of creditworthiness with moderate sensitivity to evolving credit conditions.
BB, B, CCC, CC, and C
Obligations rated 'BB,' 'B,’ 'CCC,' 'CC,' and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.
BB
Egan-Jones expects BB ratings to have a low level of creditworthiness with high sensitivity to evolving credit conditions.
B
Egan-Jones expects B ratings to have a lower level of creditworthiness with higher sensitivity to evolving credit conditions.
CCC
Egan-Jones expects CCC ratings to have a lowest level of creditworthiness with highest sensitivity to evolving credit conditions.
CC
Egan-Jones expects CC ratings to have the lowest level of creditworthiness and some expectation of recovery.
C
Egan-Jones expects C ratings to have the lowest level of creditworthiness and little expectation of recovery.
D
An obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Egan-Jones believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Plus (+) or minus (-)
The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.
NR
This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Egan-Jones does not rate a particular obligation as a matter of policy.

Short-Term (Commercial Paper) Rating Definitions

Egan-Jones views commercial paper and other short-term ratings to be of higher credit quality relative to an issuer’s senior unsecured debt provided the issuer is of reasonably strong credit quality - generally investment grade. Holders of commercial paper and other short term obligations have the opportunity to exit their exposure fairly frequently compared to the traditional debt investor.

The approach we use when rating commercial paper is to start with the issuer’s senior unsecured debt rating assigned by EJR and adjust the rating for additional sources of credit support. Typical sources of credit support include cash and marketable securities and the market value of the company’s shares; both provide potential sources for short-term liquidity. Ultimately, the rating assigned is based on our qualitative view of the issuer’s prospective ability to pay its obligations on time and in full.

A-1
A-1 ratings have the highest short-term creditworthiness.
A-2
A-2 ratings have a higher short-term creditworthiness.
A-3
A-3 ratings have moderate short-term creditworthiness.
B
B ratings have a low short-term creditworthiness.
C
C ratings have the lowest short-term creditworthiness.
D
A short-term obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Egan-Jones believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

The rating history is publicly available at the following web address:

https://www.egan-jones.com/17g-7

For other annual certification documents, please visit

https://www.egan-jones.com/public/annual_certifications.aspx